June 8, 2007

Mr. John Reynolds

Assistant Director, Office of Emerging Growth Companies

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MetaMorphix, Inc. Form 10-KSB Filed April 3, 2007 SEC File No. 000-51294 Response to SEC comment letter dated May 11, 2007

Dear Mr. Reynolds:

Enclosed please find our responses to your comments on our Form 10-KSB, filed with the Commission on April 3, 2007. We have provided our responses in the form of a detailed cover letter to facilitate your review as you have requested.

In connection with our responses to your comments, MetaMorphix, Inc. acknowledges that:

a.	We are responsible for the adequacy and accuracy of the disclosure in our filing,
b.	Staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
c.	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have listed your comments below, with our responses to those specific comments immediately following.

Thank you for your review of our filing.

Sincerely,

/s/ Thomas Prescott Russo

Thomas Prescott Russo

Executive Vice President and Chief Financial Officer

General

1.

We note the disclosure on the cover page of the Form 10-KSB in which you check the box “No” as to whether the issuer has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months. Please reconcile this disclosure with the statement on page 27 that,”To date, we have complied with all of the required filings.”

Management’s response: We have revised the cover page of the Form 10-KSB, and have checked the box “Yes” as to whether the issuer has filed all reports required to be filed by Section 13 and 15(d) of the exchange Act during the past 12 months. This disclosure is now consistent with the statement on page 27 that, “To date, we have complied with all of the required filings.” See the cover page of Form 10-KSB/A (Amendment No. 1).

Item 1. Description of Business, page 1

General

2.

We note your response to comment two from our letter of January 12, 2007 and we reissue in part our prior comment. We note that you have various licensing agreements. Please add disclosure that provides the range of fees to be paid by the company pursuant to these agreements along with the duration of such agreements, e.g., agreements between 1) the company and GTG; and 2) the company and Hubbard. Also, in regards to the GTG agreement, please disclose this range along with the duration of the agreement in the notes to the financial statements (see comment four from our previous letter).

Management’s response: We have disclosed the expiration dates for the license agreements for which we are obligated to pay fees. See pages 6 and 9 of Form 10-KSB/A (Amendment No. 1). The GTG license agreement is tied to the life of certain patents. The Hubbard agreement, conversely, is not tied to a patent life, and thus has no expiration date. The range of fees to be paid by the Company to GTG has been granted confidential treatment under the Securities Exchange Act of 1934 (CF#16718) as per our receipt of the letter from the Commission dated February 15, 2007. This information will be released to the public after August 22, 2014. The range of fee information to be paid by the company to Hubbard is currently the subject matter of confidential treatment requested by the Company to the Commission on April 13, 2007.

Growth and Differentiation Factor Technology, page 11

Amended and Restated Collaboration Agreement with Genetics Institute and The Johns Hopkins University, page 11

3.

In comparing the disclosure in this section to the disclosure in your amended Form 10-SB, we note the deletion of the statement that, “No such notice has been served upon us by Johns Hopkins.” Please advise and disclose whether Johns Hopkins has provided you with a 60-day notice-and-cure letter. If so, please discuss the company’s response to the letter and the effect upon the company’s business if the Collaboration Agreement is terminated.

Management’s response: We did receive a 60-day notice-and-cure letter dated January 16, 2007. After discussions with John Hopkins, they rescinded the 60-day notice and cure letter in a letter dated March 30, 2007 in exchange for our agreement to a specific payment plan, to which we have complied. We have revised our disclose relating to these items. See pages 11 and F-17 of Form 10-KSB/A (Amendment No. 1).

Risk Factors, page 10

Risks related to the Ownership of Our Securities, page 27

4.

We note the additional risk factor under the subheading “The existence of a significant number of securities exercisable...” We further note the statement under this risk factor that “certain of these securities contain conversion or exercise prices that are measured as a discount to our initial offering price.” Please disclose the number of securities that are subject to the discount and the amount of the discount to the offering price.

Management’s response: We have revised the risk factor under the subheading “The existence of a significant number of securities exercisable...” to disclose the number of securities that are subject to the discount and the amount of the discount to the offering price. See page 27 of Form 10-KSB/A (Amendment No. 1).

Part II

Item 6. Management’s Discussion and Analysis or Plan of Operations, page 31

Overview, page 31

5.

We believe the “Overview” in the MD&A could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. These challenges and risks could be related to how the company earns revenue and income and generates cash. For example, a brief overview of the company’s recent losses along with its outstanding debt would appear to be beneficial to investors. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm. See also, Item 303 of Regulation S-B.

Management’s response: We have expanded our “Overview” section in the MD&A to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. In addition, we included information regarding our plans for financing future operations. See page 32 of Form 10-KSB/A (Amendment No. 1).

Comparison of the Years Ended December 31, 2006 and 2005, page 38

6.	Under the “Net Loss” subheading, please disclose the amount of the net loss for the years 2006 and 2005. Also revise accordingly the “Net Loss” section for the comparison of the years 2005 and 2004.

Management’s response: We have disclosed the amount of the net loss for the years 2006 and 2005 in the “Net Loss” subheading, and in the comparison of the years 2005 and 2004. See pages 40 and 41 of Form 10-KSB/A (Amendment No. 1).

Beneficial Conversion Feature, page 41

7.	Please discuss and analyze in more detail the “Preferred stock dividends and accretion of beneficial conversion features” on the income statement.

Management’s response: We have included a paragraph to discuss and clarify the “Preferred stock dividends and accretion of beneficial conversion features” on the income statement. See page 41 of Form 10-KSB/A (Amendment No. 1).

Liquidity and Capital Resources, page 41

8.

We note that as of December 31, 2006, the company had $65,215,023 in liabilities in which $40,975,000 was in the form of short-term and long-term promissory notes. Of the amount in notes, the company was also past due in the amount of $4,396,000. We further note the legal proceedings against the company for breach of contract claims regarding some of the notes. In light of this disclosure, it appears that a discussion and analysis of material covenants related to outstanding debt would be required. See the Commission’s recent Release No. 33-8350 (December 19, 2003), Part IV.C. Debt Instruments, Guarantees and Related Covenants. Also revise accordingly your discussion and analysis to ensure that you provide a clear picture of the company’s ability to generate cash and to meet existing and known or reasonably likely future cash requirements. See Release No. 33-8350, Part IV. Liquidity and Capital Resources.

Management’s response: We have no material covenants relating to outstanding debt, but we have revised our disclosure to clarify and to discuss the company’s ability to generate cash and to meet existing and known or reasonably likely future cash requirements. See page 42 of Form 10-KSB/A (Amendment No. 1).

Executive Compensation, page 53

9.	In the table, please provide the information for the last two fiscal years as required by Item 402(b)(1) of Regulation S-B.

Management’s response: We have provided the executive compensation information for the last two fiscal years as required by Item 402(b)(1) of Regulation S-B. See page 53 of Form 10-KSB/A (Amendment No. 1).

10.	If applicable, please include a column for “Bonus” in the table. See Item 402(b)(2) and the Instruction to Item 402(b)(2)(iii) and (iv) of Regulation S-B.

Management’s response: We have included a column for “Bonus” in the Executive Compensation Table. See page 53 of Form 10-KSB/A (Amendment No. 1).

11.

Please describe in more detail the principal terms of the employment agreement between the company and Mr. Russo, including a description of future increases. See Item 402(c)(1) and (e)(2) of Regulation S-B.

Management’s response: We have described in more detail the principal terms of the employment agreement between the company and Mr. Russo. We have not included reference to future increases as the employment agreement does not include terms related to future increases. See Exhibit 10.2 to our original Form 10-SB filed May 2, 2005 for the employment agreement. See page 54 of Form 10-KSB/A (Amendment No. 1).

4